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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the first quarter ended March 31, 2020

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(unaudited)

	Three months ended March 31
($ millions)	2020	2019

Revenues and Other Income

Operating revenues, net of royalties (note 3)	7 391	8 983

Other income (note 4)	365	414

	7 756	9 397

Expenses

Purchases of crude oil and products	3 180	2 621

Operating, selling and general	2 967	2 832

Transportation	336	336

Depreciation, depletion, amortization and impairment (note 11)	4 146	1 462

Exploration	139	113

Gain on disposal of assets	(4)	(5)

Financing expenses (note 6)	1 342	32

	12 106	7 391

(Loss) Earnings before Income Taxes	(4 350)	2 006

Income Tax (Recovery) Expense

Current	(305)	533

Deferred	(520)	3

	(825)	536

Net (Loss) Earnings	(3 525)	1 470

Other Comprehensive Income (Loss)

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	241	(68)

Items That Will Not be Reclassified to Earnings:

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes	13	(136)

Other Comprehensive Income (Loss)	254	(204)

Total Comprehensive (Loss) Income	(3 271)	1 266

Per Common Share (dollars) (note 7)

Net (loss) earnings – basic and diluted	(2.31)	0.93

Cash dividends	0.47	0.42

See accompanying notes to the condensed interim consolidated financial statements.
46 2020 FIRST QUARTER Suncor Energy Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	March 31 2020	December 31 2019

Assets

Current assets

Cash and cash equivalents	2 226	1 960

Accounts receivable	2 994	4 052

Inventories (note 10)	2 725	3 761

Income taxes receivable	334	133

Total current assets	8 279	9 906

Property, plant and equipment, net (note 11)	70 077	72 640

Exploration and evaluation	2 426	2 428

Other assets	1 298	1 194

Goodwill and other intangible assets	3 057	3 058

Deferred income taxes	129	209

Total assets	85 266	89 435

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	3 756	2 155

Current portion of long-term lease liabilities	302	310

Accounts payable and accrued liabilities	5 481	6 555

Current portion of provisions	634	631

Income taxes payable	34	886

Total current liabilities	10 207	10 537

Long-term debt	13 765	12 884

Long-term lease liabilities	2 615	2 621

Other long-term liabilities	2 399	2 499

Provisions	8 708	8 676

Deferred income taxes	9 607	10 176

Equity	37 965	42 042

Total liabilities and shareholders' equity	85 266	89 435

See accompanying notes to the condensed interim consolidated financial statements.
2020 FIRST QUARTER Suncor Energy Inc. 47

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31
($ millions)	2020	2019

Operating Activities

Net (Loss) Earnings	(3 525)	1 470

Adjustments for:

Depreciation, depletion, amortization and impairment (note 11)	4 146	1 462

Deferred income tax (recovery) expense	(520)	3

Accretion	69	71

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 6)	1 096	(280)

Change in fair value of financial instruments and inventory	125	72

Gain on disposal of assets	(4)	(5)

Share-based compensation	(326)	(109)

Exploration	70	2

Settlement of decommissioning and restoration liabilities	(106)	(114)

Other	(24)	13

Decrease (increase) in non-cash working capital	383	(1 037)

Cash flow provided by operating activities	1 384	1 548

Investing Activities

Capital and exploration expenditures	(1 320)	(903)

Other investments	(16)	(50)

(Increase) decrease in non-cash working capital	(180)	(34)

Cash flow used in investing activities	(1 516)	(987)

Financing Activities

Net increase in short-term debt	1 386	326

Lease liability payments	(82)	(70)

Issuance of common shares under share option plans	29	35

Repurchase of common shares (note 8)	(307)	(514)

Distributions relating to non-controlling interest	(2)	(2)

Dividends paid on common shares	(709)	(662)

Cash flow provided by (used in) financing activities	315	(887)

Increase (Decrease) in Cash and Cash Equivalents	183	(326)

Effect of foreign exchange on cash and cash equivalents	83	(20)

Cash and cash equivalents at beginning of period	1 960	2 221

Cash and Cash Equivalents at End of Period	2 226	1 875

Supplementary Cash Flow Information

Interest paid	147	154

Income taxes paid	751	116

See accompanying notes to the condensed interim consolidated financial statements.
48 2020 FIRST QUARTER Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2018	25 910	540	1 076	16 479	44 005	1 584 484

Adoption of IFRS 16 impact	—	—	—	14	14	—

At January 1, 2019, adjusted	25 910	540	1 076	16 493	44 019	1 584 484

Net earnings	—	—	—	1 470	1 470	—

Foreign currency translation adjustment	—	—	(68)	—	(68)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $50	—	—	—	(136)	(136)	—

Total comprehensive (loss) income	—	—	(68)	1 334	1 266	—

Issued under share option plans	46	(10)	—	—	36	1 025

Repurchase of common shares for cancellation (note 8)	(193)	—	—	(321)	(514)	(11 951)

Change in liability for share repurchase commitment	48	—	—	45	93	—

Share-based compensation	—	24	—	—	24	—

Dividends paid on common shares	—	—	—	(662)	(662)	—

At March 31, 2019	25 811	554	1 008	16 889	44 262	1 573 558

At December 31, 2019	25 167	566	899	15 410	42 042	1 531 874

Net loss	—	—	—	(3 525)	(3 525)	—

Foreign currency translation adjustment	—	—	241	—	241	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $5	—	—	—	13	13	—

Total comprehensive income (loss)	—	—	241	(3 512)	(3 271)	—

Issued under share option plans	36	(7)	—	—	29	804

Repurchase of common shares for cancellation (note 8)	(124)	—	—	(183)	(307)	(7 527)

Change in liability for share repurchase commitment	65	—	—	103	168	—

Share-based compensation	—	13	—	—	13	—

Dividends paid on common shares	—	—	—	(709)	(709)	—

At March 31, 2020	25 144	572	1 140	11 109	37 965	1 525 151

See accompanying notes to the condensed interim consolidated financial statements.
2020 FIRST QUARTER Suncor Energy Inc. 49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. The company is focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, the company explores for, acquires, develops, produces and markets crude oil in Canada and internationally, transports and refines crude oil, and markets petroleum and petrochemical products primarily in Canada. The company also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2019.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2019.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2019.

On January 30, 2020, the World Health Organization declared the Coronavirus disease (COVID-19) outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have caused, and will continue to cause significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant financial statement note.

The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive (loss) income, consolidated balance sheets and consolidated statements of cash flows in fiscal 2020.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

50 2020 FIRST QUARTER Suncor Energy Inc.

(f) Adoption of New IFRS Standards

Definition of a Business

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3). The amendments narrowed and clarified the definition of a business. The amendments include an election to use a concentration test. This is a simplified assessment that results in treatment of an acquisition as an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If an election to use a concentration test is not made, or the test failed, then the assessment focuses on the existence of a substantive process. One important distinction is that "goodwill" can only be recognized as a result of acquiring a business, but not as a result of an asset acquisition. The company adopted the amendments prospectively on the effective date of January 1, 2020, and there was no impact to the company's consolidated financial statements as a result of the initial application.

3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Revenues and Other Income

Gross revenues	2 327	3 219	539	937	4 563	5 190	9	8	7 438	9 354

Intersegment revenues	990	962	—	—	24	14	(1 014)	(976)	—	—

Less: Royalties	(25)	(198)	(22)	(173)	—	—	—	—	(47)	(371)

Operating revenues, net of royalties	3 292	3 983	517	764	4 587	5 204	(1 005)	(968)	7 391	8 983

Other income (loss)	248	10	33	386	86	15	(2)	3	365	414

	3 540	3 993	550	1 150	4 673	5 219	(1 007)	(965)	7 756	9 397

Expenses

Purchases of crude oil and products	407	273	—	—	3 958	3 064	(1 185)	(716)	3 180	2 621

Operating, selling and general	2 252	1 973	133	148	511	536	71	175	2 967	2 832

Transportation	289	298	23	19	36	29	(12)	(10)	336	336

Depreciation, depletion, amortization and impairment	3 065	992	828	247	232	203	21	20	4 146	1 462

Exploration	57	102	82	11	—	—	—	—	139	113

Gain on asset exchange and disposals	(1)	(4)	—	—	(3)	(1)	—	—	(4)	(5)

Financing expenses (income)	81	69	3	14	—	13	1 258	(64)	1 342	32

	6 150	3 703	1 069	439	4 734	3 844	153	(595)	12 106	7 391

(Loss) Earnings before Income Taxes	(2 610)	290	(519)	711	(61)	1 375	(1 160)	(370)	(4 350)	2 006

Income Tax (Recovery) Expense

Current	(213)	41	36	252	4	361	(132)	(121)	(305)	533

Deferred	(444)	60	(128)	(33)	(10)	5	62	(29)	(520)	3

	(657)	101	(92)	219	(6)	366	(70)	(150)	(825)	536

Net (Loss) Earnings	(1 953)	189	(427)	492	(55)	1 009	(1 090)	(220)	(3 525)	1 470

Capital and Exploration Expenditures	1 010	584	179	228	92	82	39	9	1 320	903

2020 FIRST QUARTER Suncor Energy Inc. 51

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

Three months ended March 31	2020			2019
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	2 758	—	2 758	3 278	—	3 278

Bitumen	559	—	559	903	—	903

	3 317	—	3 317	4 181	—	4 181

Exploration and Production

Crude oil and natural gas liquids	319	219	538	491	444	935

Natural gas	—	1	1	—	2	2

	319	220	539	491	446	937

Refining and Marketing

Gasoline	1 894	—	1 894	2 106	—	2 106

Distillate	2 116	—	2 116	2 383	—	2 383

Other	577	—	577	715	—	715

	4 587	—	4 587	5 204	—	5 204

Corporate and Eliminations

	(1 005)	—	(1 005)	(968)	—	(968)

Total Revenue from Contracts with Customers	7 218	220	7 438	8 908	446	9 354

4. OTHER INCOME

Other income consists of the following:

	Three months ended March 31
($ millions)	2020	2019

Risk management and trading activities(1)	324	15

Investment and interest income	36	50

Insurance proceeds(2)	—	363

Other	5	(14)

	365	414

(1)
Risk management and trading activities include a gain of $421 million (March 31, 2019 – $38 million) related to derivative contracts and a loss of $97 million (March 31, 2019 – $23 million) related to the valuation of trading inventory.

(2)
Three months ended March 31, 2019 include insurance proceeds for Libyan assets within the Exploration and Production segment.
52 2020 FIRST QUARTER Suncor Energy Inc.

5. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation (recovery) expense for all plans recorded within Operating, Selling and General expense:

	Three months ended March 31
($ millions)	2020	2019

Equity-settled plans	13	24

Cash-settled plans	(100)	138

	(87)	162

6. FINANCING EXPENSES

	Three months ended March 31
($ millions)	2020	2019

Interest on debt	216	210

Interest on lease liabilities	42	45

Capitalized interest	(38)	(28)

Interest expense	220	227

Interest on partnership liability	13	14

Interest on pension and other post-retirement benefits	14	15

Accretion	69	71

Foreign exchange loss (gain) on U.S. dollar denominated debt	1 096	(280)

Operational foreign exchange and other	(70)	(15)

	1 342	32

During the first quarter of 2020, the company secured an additional $2.5 billion of credit facilities with its key banking partners under a new agreement. This agreement has the same terms and covenants as our existing credit facilities. Also, subsequent to March 31, 2020, the company issued $1.25 billion of senior unsecured Series 7 Medium Term Notes and secured an additional $300 million in credit facilities (note 12).

7. (LOSS) EARNINGS PER COMMON SHARE

	Three months ended March 31
($ millions)	2020	2019

Net (loss) earnings	(3 525)	1 470

(millions of common shares)

Weighted average number of common shares	1 528	1 579

Dilutive securities:

Effect of share options	1	3

Weighted average number of diluted common shares	1 529	1 582

(dollars per common share)

Basic and diluted (loss) earnings per share	(2.31)	0.93

2020 FIRST QUARTER Suncor Energy Inc. 53

8. NORMAL COURSE ISSUER BID

On May 1, 2019, the company announced its intention to renew its existing normal course issuer bid (the 2019 NCIB) to continue to repurchase shares under its previously announced buyback program through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2019 NCIB, the company is permitted to purchase for cancellation up to 50,252,231 of its common shares between May 6, 2019 and May 5, 2020. On December 23, 2019, Suncor announced an amendment to the 2019 NCIB, effective as of December 30, 2019, which allows the company to increase the maximum number of common shares that may be repurchased between May 6, 2019 and May 5, 2020 to 78,549,178. In the first quarter of 2020, Suncor's Board of Directors approved a further share repurchase program of up to $2.0 billion beginning March 2020. The COVID-19 pandemic has created significant uncertainly in the business environment and, consistent with our capital allocation strategy, the share buyback program has been suspended.

During the first quarter of 2020, the company repurchased 7.5 million common shares under the 2019 NCIB at an average price of $40.83 per share, for a total repurchase cost of $307 million. The following table summarizes the share repurchase activities during the period:

	Three months ended March 31
($ millions, except as noted)	2020	2019

Share repurchase activities (thousands of common shares)

Shares repurchased	7 527	11 951

Amounts charged to

Share capital	124	193

Retained earnings	183	321

Share repurchase cost	307	514

9. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	Total

Fair value outstanding at December 31, 2019	(39)

Cash Settlements – received during the year	(52)

Changes in fair value recognized in earnings during the year (note 4)	421

Fair value outstanding at March 31, 2020	330

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a

54 2020 FIRST QUARTER Suncor Energy Inc.

hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at March 31, 2020, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's non-designated derivative financial instruments measured at fair value for each hierarchy level as at March 31, 2020:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	276	418	—	694

Accounts payable	(45)	(319)	—	(364)

	231	99	—	330

During the first quarter of 2020, there were no transfers between Level 1 and Level 2 fair value measurements.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic combined with the actions of Organization of the Petroleum Exporting Countries to increase production, Suncor has not been significantly affected as the majority of Suncor's customers are large and established downstream companies with investment grade credit ratings.

Non-Derivative Financial Instruments

At March 31, 2020, the carrying value of fixed-term debt accounted for under amortized cost was $13.8 billion (December 31, 2019 – $12.9 billion) and the fair value was $14.1 billion (December 31, 2019 – $16.1 billion). The decrease in fair value of debt is mainly due to an increase in the company's short-term credit spread. The estimated fair value of long-term debt is based on pricing sourced from market data.

10. INVENTORIES

($ millions)	March 31 2020	December 31 2019

Crude Oil(1)	1 111	1 689

Refined products	803	1 290

Materials, supplies and merchandise	811	782

	2 725	3 761

(1)
Includes $151 million of inventories held for trading purposes (December 31, 2019 – $210 million) which are measured at fair value less costs of disposal based on Level 1 and Level 2 fair value inputs.

As a result of a decline in crude oil and refined products prices, the company recorded a $310 million ($229 million after-tax) write-down of crude oil inventories and a write-down of $226 million ($168 million after-tax) of refined products inventories

2020 FIRST QUARTER Suncor Energy Inc. 55

to their respective net realizable values as at March 31, 2020 within purchases of crude oil products, operating, selling and general and depreciation, depletion, amortization and impairment expenses.

11. ASSET IMPAIRMENT

The COVID-19 pandemic has resulted in a significant decrease in global demand for crude oil and commodity prices. In response, the company announced plans to reduce capital and operating costs. As a result of these events, the company performed asset impairment tests on certain cash generating units (CGUs) in its Oil Sands and Exploration and Production segments as at March 31, 2020 as the recoverable amounts of these CGUs were most sensitive to the combined reduction in crude oil prices and changes to their respective capital and operating plans. The impairment tests were performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs):

Oil Sands

As a result of the impairment test, the company recorded an impairment of $1.38 billion (net of taxes of $0.44 billion) on its share of the Fort Hills project in the Oil Sands segment using the following asset-specific assumptions:

•
WCS price forecast of US$9.00/bbl for the remainder of 2020, US$13.60/bbl in 2021, US$32.00/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2061, adjusted for asset-specific location and quality differentials;

•
the company's share of production at 47,000 bbls/d while the Fort Hills project operates on one primary extraction train for the remainder of 2020 through to 2021, and ramping up to two primary extraction trains during 2022 and then ranging from 96,000 to 106,000 bbls/d over the remaining life of the project;

•
cash operating costs averaging $32.00/bbl to $37.00/bbl while the Fort Hills project operates on one primary extraction train for the remainder of 2020 through to 2021, and ranging from $22.00/bbl to $24.00/bbl thereafter, as the project returns to two primary extraction trains over the remaining life of the project (expressed in real dollars). Cash operating costs reflect operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue; and

•
risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU is $6.4 billion as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets.

Exploration and Production

As a result of the impairment tests, the company recorded an impairment of $285 million (net of taxes of $93 million) on its share of the Terra Nova assets and $137 million (net of taxes of $45 million) on its share of the White Rose assets in the Exploration and Production segment using the following asset-specific assumptions:

Terra Nova assets:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2031 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 6,200 bbls/d over the life of the project, including the benefit of the asset life extension project; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU is $24 million as at March 31, 2020.

White Rose assets:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2036 and adjusted for asset-specific location and quality differentials;
56 2020 FIRST QUARTER Suncor Energy Inc.

•
the company's share of production of approximately 9,800 bbls/d over the life of the project;

•
the company's share of future capital expenditures of $1.435 billion, including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU is $185 million as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $83 million (after-tax) on the company's share of the White Rose assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $45 million (after-tax) on the company's share of the White Rose assets.

12. SUBSEQUENT EVENTS

Subsequent to March 31, 2020, the company issued $1.25 billion of senior unsecured Series 7 Medium Term Notes maturing on April 9, 2030. The Series 7 Medium Term Notes have a coupon of 5.00% and were priced at $99.697 per $100 principal amount for an effective yield of 5.039%. Interest is paid semi-annually. Also, the company has secured an additional $300 million of credit facilities with its key banking partners under a new agreement. This agreement has the same terms and covenants as our existing credit facilities.

On May 5, 2020, Suncor's Board of Directors approved a reduction in the company's quarterly dividend to $0.21 per common share from $0.465 per common share.

2020 FIRST QUARTER Suncor Energy Inc. 57

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EXHIBIT 99.3